Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

Voltus, Inc.

The Absolute Return Podcast

July 26, 2022

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies, your hosts, Julian Klymochko, and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: Greg welcome to the podcast. How are you doing today?

Gregg Dixon: Doing great, Julian. Thank you very much for having us.

Julian Klymochko: Yeah, excited to get into it. I was looking into your background and noticed that you obviously have a lot of expertise in energy management, which is an area that I'm sort of familiar with, but I really want to dive into the details behind the business model at Voltus. But prior to that, could you talk to us about your background, previous career prior to Voltus and how you became an expert in commercial and industrial energy management?

Gregg Dixon: Well, I was born in 1972 on a cold winter day.

Julian Klymochko: [Laugh].

Gregg Dixon: Sorry, sorry. Actually, you know, growing up actually does play a big role in where I ended up, which I'll try to keep brief, but it is an important element of my background and why I've come full circle spending the last 20 years of my career in distributed energy resources. I grew up in the white mountains of New Hampshire, you know, surrounded by this stunning natural beauty and with a family that lived outdoors as much as it did indoors. And as a result, you know, you developed this really deep depreciation for the environment, for nature and our relationship to that beauty. My dad was a former GE engineer who happened to have a passion for renewable energy or really at the time, what was probably considered alternative energy, which we've grown out of. And so, I grew up with solar thermal, you know, river powered electricity. You know, when you do solar and thermal in Northern New Hampshire, you take showers like once a week, because that's about as often as the sun shines enough to heat up the water.

Julian Klymochko: Right.

Gregg Dixon: But you know, going off to college, I went and studied computer science and business management, frankly, I didn't really think much about ending up in Cleantech despite the fact that, you know, my parents would talk about the virtues of it over the dinner table. And so, I started my career in management consulting. I lived and worked around the world in lots of different industries from consumer products to banking, to transportation, technology, etcetera.

And one of my clients towards the tail end of my time in management consulting was Hess, the oil company. And I lived on St. Croix with our consulting team at the refinery, and one of the most beautiful places on earth, the U.S. Virgin Islands. And long story short, John Hess the CEO you know, bought a small, distributed generation technology company back in like, you know, 2000. The idea of which was to essentially use the natural gas they sold to New York City clients to produce electricity onsite with onsite co-generation systems and essentially steal megawatt hours from the New York City utility Con Ed, right. And he asked a former colleague of mine to lead that business. And that colleague asked me to lead marketing and sales. And I came full circle to the virtues of clean energy, specifically distributed energy when I was forced to do the math that my dad had hoped I would do at the dinner table but was bored by [laugh].

So, you know, when I did the math and the simple math is that central power stations waste about two thirds of the energy that is put into those systems to produce electricity that is further wasted through line loss of transmission lines and distribution lines, and then further in incandescent light bulbs that are 10% efficient. And when you actually are forced to do the math, you realize that distributing that power production and consumption has superior economics and a whole lot of other virtues. And so for the past 20 years, I've been developing this industry, the technologies and the teams to take the DERs to their full adoption with, and you know, obviously most recently with Voltus and, you know, during those 20 years I've worked and lived around the world, working with some of the largest and most complex energy users and the largest electricity markets that have slowly but surely fully integrated and adopted DERs into the market construct. And here we are really at an inflection point that will transform electricity markets forever.

Julian Klymochko: So obviously that early experience with clean tech has rubbed off on you. And luckily it has improved significantly in effectiveness, efficiency, and adoption. Now you mentioned the terminology distributed energy resources or DER. Just so our listeners are aware, at the most basic level, what exactly are DERs?

Gregg Dixon: Sure. So, a DER is any electricity producing, consuming, or storing device behind a consumer's electricity meter that can be controlled to deliver a service similar to services delivered by a traditional central power station. DERs are the most cost effective, the most reliable, and in fact, the cleanest energy solution we can bring to market at scale to address a whole host of very big electricity grid challenges today. And these things, they lie in plain sight, all around us. They take hundreds of forms. It could be an electric vehicle, a smart thermostat, a commercial building management system, could be solar and battery storage. It could be, you know, a common emergency generator at any, you know, commercial facility and to put it in perspective and to just use one use case to give your listeners a sense of just how transformative these things are. By the year 2030, the combined lithium-ion battery capacity in North American electric vehicles will be more than two times the capacity of central power generation stations in North America.

So let me read that backwards. If you take all the coal, the nukes, the gas plants, the hydro, all the central power station in North America and multiply their capacity by two, that will amount to about 2 million megawatts of lithium-ion battery capacity, which will exist in North American vehicles. In North America we have about an 880,000-megawatt peak electricity demand. When we're all turning our lights on and air conditioners on simultaneously, 880,000 megawatts of peak electricity demand, with 2 million megawatts of lithium batteries in electric vehicles. What can we do with that? Well, with this one-use case, you can imagine a whole host of things. The electric vehicle in my garage is connected to the internet in real time. I can control it from my smartphone. I can control it through the internet. All of these things are controllable through the internet and when you're controlling those EVs, which can actually be done quite simply with the technology we've developed, we can deliver services to the grid that deliver less expensive, more reliable, and cleaner energy.

If we had this innovation, this technology in place fully in February of 2021, we could have prevented winter storm Uri from taking down the energy hub of the universe in Texas. We would've avoided $300 billion of economic loss. We would've avoided hundreds of lost lives, and we would've done it much less expensively than our traditional central power station model. Now that's one-use case of hundreds of use cases of DER.

Michael Kesslering: And to get a better idea of some of the markets that you play in. As our listeners know, Julian and I are located in Calgary, Alberta. And prior to us starting to record, you mentioned that Alberta is a really strong market for you. Can you discuss what unique characteristics of the Alberta market result in this being such a strong market?

Gregg Dixon: Well, we love Alberta, of course, as I mentioned, I don't want to single out Alberta by saying it is particularly more valuable than others. In fact, every one of these electricity markets is extremely valuable and is desperate for the virtues and benefits of these DERs. It happens to be that Alberta is a little bit more progressive in adopting DERs into its market construct to deliver value to consumers. And so, I'll describe it a little bit, but what I would preface it with is that by talking about Alberta, we're actually pointing out one of the big challenges that the Voltus software platform helps to address. Unfortunately, electricity markets are very balkanized. They're byzantine, they're balkanized. They have these known as open access transmission tariffs. They're often like 5,000 pages long, and they're very, very complex. And that's no different with Alberta than it would be for the MISO market in the U.S. or the SPP, the Southwest Power Pool market in the U.S., and when you step back from that, and you think about, if you're an engineer and you went to design our electricity grid, you wouldn't think to design nine entirely separate U.S. and Canadian wholesale power markets.

You wouldn't really think to have 3,300 Canadian and U.S. utilities, right? I mean, how many cell phone providers do we have? Well, you know, when a market matures, you might have five to seven competitors fighting for a market, but we've created these regulated monopolies. We have these balkanized wholesale power markets. We have, you know, state and provincial public utility commissions. There's a tremendous amount of complexity in these markets, which is why we developed the technology. We developed it really abstracts that complexity and provides these customers. These owners of DERs, a unified platform to bring them into electricity markets that value them. And in Alberta, Alberta is an interesting market in that it's known as an energy only market. It essentially sends a price signal every day before the market and during the day of what it values every hour's megawatt hour at. It's a really, really you know, an economist loves the Alberta market.

And it's done a great job of essentially saying, look, we're not going to solve our electricity market needs by simply incentivizing more supply. Alberta's a great example of a system operator that says, look, our job is to ensure competitive prices, and reliable delivery of electricity. And so, their job is to manage supply and demand. Most grids traditionally have said, all right when demand goes up, we don't control that. Don't control that part of the balance. We simply turn on more supply. So, when there's more demand we turn on more supply. What Alberta says is, yep, we do that. But we also provide an incentive for the consumers, the demand side of the equation to choose, to participate, to reduce their consumption of electricity on the grid. And we will pay them exactly the same as we would a central power station that delivers more traditional services.

Now that's a beautiful thing because it encourages more competition. It's not just competition from the supply side, but you have the demand side also competing for that megawatt hour to drive the price down. Second thing is it gets these consumers involved in the markets that they're purchasing a product in, and that reflects every other market that we would be accustomed to participating in, right. It's no different than the airline industry. We might overbook a flight, but then somebody comes on the PA and says, hey, for a few lucky people, we're going to have pay you to not take this flight and go on a flight three hours from now, who wants to do that? And a price signal is sent up. And instead of rolling out a new plane at the expense of everybody traveling, we have a few consumers that make a lot of money by staying behind while delivering efficient services for every passenger on that full plane. And that's what Alberta does for its electricity consumers. It allows the demand and the supply side to participate, to create economic and reliable outcomes for its consumers.

Julian Klymochko: Now, I did want to dig into Voltus’ business model. Specifically, you know, how is, or how does this recurring revenue model work? In addition, if you could provide some insight into the contract backlog and a future pipeline.

Gregg Dixon: Sure. So maybe I'll start. Would it be okay, Julian, if I just start with the overview of the business model, then I can jump into the numbers?

Julian Klymochko: Yes, definitely. That'd be great.

Gregg Dixon: Great. So, because energy markets, electricity markets are so complex, we do like to use analogies, you know. Voltus is to electricity markets is what Airbnb is to the real estate market. So, as we've all come to, I think appreciate about, you know, VRBO or Airbnb, that software platform connects hosts and visitors in a two-sided market to make better use of underutilized departments and homes while providing extra cash for those apartment or homeowners, the hosts, and more choice and better economics for the visitors. And so similarly with these DERs that we've been talking about and electricity markets, Voltus’ software platform is managing that two-side two-sided market, orchestrating and monetizing underutilized DERs for the owners of those DERs while delivering needed electricity supply to electricity markets that want less expensive, more reliable, and cleaner power through the aggregation of these resources.

And so, these DERs form virtual power plants that act like and are valued the same as central power stations when delivering the same services. So, you may have a nuclear power plant that the thousand megawatts, getting paid by the grid to deliver its services. And that's no different than a thousand megawatts of DERs, except that it's not just one big power plant. It's maybe a thousand small power plants that are aggregated to deliver the exact same services and are paid the exact same way. And so, given that these grids are responsible for matching supply and demand, and that they pay these central power stations for specific products to balance the grid, these products that are called capacity energy and ancillary services can be delivered through virtual power plants. And so again, Voltus is paid no differently than this nuclear power plant would be paid, but we pass on to the owners of these DERs pay a portion of that payment, which amounts to about 60% of what we're paid. So, where Airbnb takes about 15% of the transaction of that two-sided market, Voltus takes about 40%. Now, what we do for the owners of those DERs is their existing. It's really important element of our business model. We are layering our technology into existing distributed energy resources, right. You have a backup generator at a data center, it's already there. Its primary use cases, business continuity. We come in and we basically say, we'll sell you $5 bills for $2. We will pay you to make use of that DER for somewhere between 20, 40, maybe 60 hours a year. We'll layer in our technology for free, no cost to you. There's never any risk, but you agree to allow us to dispatch and make use of that DER when we need to, to deliver these grid services. And for that, we will pay you every quarter cash. And that's where you get the notion of selling $5 bills for $2. For every $5 we collect from the grid, we pass on $3, you know, 60% of that. So, the $5 bills for $2, that's literally our business model. Now, as you might imagine, when you're selling $5 bills for $2, it's a growth machine.

Julian Klymochko: Right, and you have landed a significant number of customers over 600, including Home Depot and Coca-Cola, I think it'll help to further understand the business if you could give an example of, you know, one of these customers, exactly what you do for them and how do they benefit?

Gregg Dixon: Sure. Let's take a big box retailer, and let's say that big box retailer has 5,000 stores.

Julian Klymochko: [Laugh].

Gregg Dixon: They got stores all over the U.S. and Canada.

Julian Klymochko: Yeah.

Gregg Dixon: And so, using that as an example, it has stores in every province and in every state, in every one of the nine U.S. and Canadian wholesale power markets, it has stores in almost every one of the utilities and it owns, it has invested in every type of DER. It has backup generation at stores to provide business continuity, to keep the store operating during things like winter storm Uri. It has EV charging to attract the Ford F-150 Lightning Shopper. It has solar plus storage. It has centrally controllable building management systems that can control lighting or air conditioning.

Now the primary use case for those, what we call DERs is not to monetize them in these markets. It's for business continuity, attracting shoppers, achieving sustainability goals, efficiently operating their stores, but those DERs have massive value to the grid. However, this big box retailer does not want to deal with an incredible amount of complexity controlling those DERs when the grids need them. Again, they would have to build an integration into every one of the U.S. and Canadian power markets. They'd have to build an integration into each of the utilities that might have certain grid services programs that pay them to use those DERs. And they don't have the technology to automate the control, the dispatch, the settlement of the performance of these DERs. What this big box retailer needs is full automation end to end from the machine, the internet addressable machine, whatever it is, that DER, through the electric meter, because that electric meter determines its delivery of its services to the grid, to the market itself, the integration into the Alberta electric system operator, using our example earlier, right to the money that ends up in their bank account in the form of a digital payment, our platform does all of that for them.

And what's important to note is, you know, they don't want the store manager in running into the back room, flipping switches to do this stuff. So, they want a single unified platform that does it all for them. And monetizes. Gets the side dig value from the billions of dollars of investments they've made in these DERs whose primary use case again is not to monetize them, but along comes Voltus. And we offer them a platform that can do this everywhere for any type of DER and for any product in those wholesale markets that those consumers can be paid to deliver services for.

Julian Klymochko: That definitely makes a lot of sense. And certainly, you guys have had a lot of success with your DER business model. And with that, you did announce a going public transaction merging with SPAC Broadscale Acquisition. I was wondering what are your thoughts on the current market environment? And you guys did raise a hundred-million-dollar PIPE financing, which is, you know, certainly huge. You're not really seeing those too often these days. So great job on that. What sort of feedback have you received from investors?

Gregg Dixon: Well, we've received very positive feedback. I'll take this one step at a time to help I think listeners appreciate why a company like Voltus might SPAC. First, we're only five years old. And so, a traditional IPO wrote for us, would've been challenging considering we just don't have much of a track record to go on. We would've been considered a pretty early company to take the traditional IPO route. When we started thinking about a SPAC, our trailing revenues of 2020 were something like 25 million. That's a really difficult company to IPO. You know what, 18 months ago you could have SPAC a lemonade stand.

Julian Klymochko: [Laugh].

Gregg Dixon: Right. It's like let's put together Michael, Julian, and Greg's lemonade stand. Will put some sort of technology twist on it. We'll go SPAC it.

Julian Klymochko: Great idea.

Gregg Dixon: The great idea. Let's trademark it. Stampede coming up, you know, at that time SPACs were really hot, and they play a really important role of accelerating to market, innovative companies and technologies that might be early for an IPO or may need special capitalization to take it to the next level. We actually, weren't seeking a SPAC. We had all the capital that we needed at the time, but we chose the SPAC to do two things. It was really offense and defense. One, we had built a technology. We built a team, you know, we knew the total addressable market was an opportunity to win a world championship. We knew we would go public at some point. And so, we wanted to play offense. We wanted as much capital on our balance sheet as possible to achieve a very big mission. And the second was just defense. You know, when you looked at the market, you saw a lot of companies that were being SPACed that you know, certainly hindsight 2020, you kind of knew many of those companies weren't going to make it, right.

Julian Klymochko: Yeah.

Gregg Dixon: And so, we certainly didn't want to see an unworthy competitor end up with a couple hundred million of cash on their balance sheet that could do damage to our growth plan.

Julian Klymochko: Right.

Gregg Dixon: So, it was offense, and it was defense. Now I think what you're seeing now is the shine is clearly off the SPAC market, that's clear. But what is also clear is that there's a flight to quality and that's what you see with a hundred-million-dollar PIPE, you know, PIPE investors were like, yeah, you know, the SPAC market is really challenging, choppy right now, but this is a really high-quality investment, and we want to be part of its story. So, I think that's what you see behind that. Investors, you know, when they look at our business model, they love the quality of our business model. They love our past results. They love our future plans. You know and I think it'd be hard pressed to find many SPAC stacked companies that have accomplished that. So, I think the headline is, there's a flight quality. It's a challenging market, but investors are savvy. And I think they see the quality.

Julian Klymochko: So, with respect to the quality and obviously the growth behind the company makes for a great story. I was wondering, in addition to that, how important are ESG considerations when discussing the Voltus story with investors?

Gregg Dixon: It's incredibly important. And it gives us an opportunity to tell a foundational element of our story. We love the notion of doing well by doing good. We fundamentally believe that the most profitable outcome is the most probable outcome. Our business model is squarely in the bullseye of reduced, reuse, recycle. We are enabling existing assets that lie follow the vast majority of time to deliver a service that puts no more carbon into the atmosphere. It actually prevents us from putting more carbon into the atmosphere, going back to the EV example, we drive our cars on average 4% of the hours of the year, so that lithium-ion batteries charged up and deliver grid services. It's primary use case has nothing to do with, you know, delivering grid services, it's for transportation. Yet it has a massive amount of value that we can deliver and a huge ESG benefit that goes along with that, we avoid the need to build central power plants.

We avoid the need to dispatch, traditionally fossil fueled, peaking power plants. If anybody's ever stood on a tarmac at an airport, you can experience the fumes coming off of a jet engine. Well, that's traditionally what we use for peaking power. Voltus and DERs really eliminate the need for any of that. And so, it's a pure ESG play, but what we make very clear to investors is, this is an amazing investment. We require no subsidies. We have no supply chain risk. We're making use of resources that are in the ground today. And we have negative working capital. We're paid by our grid operator customers before we incurred cost of goods sold, which is the payment to the DER owners that we enable our technology with. It's super capital light. The market is massive, and we think it's a skeleton key to a whole lot more energy management value. That is also squarely in the bullseye of ESG investor needs.

Michael Kesslering: When you were talking about your decision to go public via SPAC versus a traditional IPO, you mentioned, you know, being a pretty early-stage company and looking at your team, it's full of experienced energy professionals. How were you able to recruit a strong roster for your team at such an early-stage company?

Gregg Dixon: Charm, Michael, just charm [laugh]. Well, you know, I would love to believe that's true, but I think the simple fact is that these experienced and very successful professionals are very attracted to doing well by doing good with the business model that is changing the world for the better. And many of these people have a deep amount of experience in this industry. Once you've experienced this industry, once you've been a significant part of it, it kind of gets into your blood. And so, you know, it's like A players attract A players, you know, they look around and they're like, huh? Yeah, I want to work with work with Dana Guernsey and she's got her fingerprints all over every North American electricity market rules. There is no more innovative, more experienced and successful energy markets, DER expert than Dana Guernsey, or somebody says, wow, Jon Wellinghoff on your team. The longest standing former FERC chairman, who is the godfather, literally of DERs. He authored most of the FERC orders on the DERs. And so, I think it's a combination of the fact that the business model and the mission is just a very attractive mission, and they see the talent on the team, and they want to be part of a winning team.

Julian Klymochko: No doubt, doing well by doing good, resonates with executives. And I'm sure investors as well, probably competitors too. Now with respect to entrepreneurs, leaders, business executives, taking their company public, Greg, I was wondering, do you have any parting advice as you go through this process of taking Voltus public? Any advice for those considering taking their private company to the public markets?

Gregg Dixon: Be careful what you wish for

Julian Klymochko: [Laugh].

Gregg Dixon: It may come true [laugh], you know, being a public company. And this is my, you know, this is my second go round as a public company officer, it is a double edged sword. I don't like being a private company is. When you're a public company, you have to be ready. You have to appreciate the scrutiny that goes along with that. And I think what most people shy away from is that exact pressure, our business model benefits a tremendous amount from public scrutiny because when you examine what it is we are doing, you pretty quickly learn that this is a business model. This is an innovation technology that needs to be further and further integrated into these markets in ways that allows it to fully flourish, to be fully adopted by consumers. In North America alone, there are hundreds of billions of dollars’ worth of value that lie latent behind electricity meters that deliver immense economic reliability and sustainability value to consumers. I don't think you can actually get that kind of notoriety, that attention unless you're a public company.

Julian Klymochko: Right.

Gregg Dixon: You know, if you're operating in these electricity markets, which will bore you to tears and nobody really cares about, you don't get the opportunity you do as a public company, when investors are like, hey, I have to really understand how this business actually operates and integrates in the Alberta electric system operator market. What service are they actually delivering? What's the benefit of this? And they begin examining it. They're like, wow, this is a fabulous business model, as complex as it is. And I would never have known about this if it weren't a public company or attempting to go public. And so, yeah, it's double-edged sword. There's a lot of pressure. There's a lot of scrutiny, but I think overall, we really benefit from it.

Julian Klymochko: Well, there you have it, Greg, thank you so much for coming on the show today, talking to us about the Voltus story and doing well by doing good, certainly a big fan of that message. Now, for investors interested in learning more, the SPAC Broadscale Acquisition trading under the ticker symbol, SCLE. Then once the business combination completes, the new ticker symbol for Voltus will be VLTS. Wishing you the best luck Greg. And we'll be watching to see how the story unfolds.

Gregg Dixon: Thanks, Michael. Thanks, Julian. Really appreciate it. Take care.

Julian Klymochko: All right, you as well. Thank you.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s registration statement on Form S-4 (File No. 333-262287), filed with the SEC on January 21, 2022 and as amended by Amendment No. 1 filed on March 18, 2022, Amendment No. 2 filed on July 1, 2022 and Amendment No. 3 filed on July 13, 2022 (collectively, the “Registration Statement”) and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

In connection with the proposed transaction, Broadscale has filed with the U.S. Securities and Exchange Commission the Registration Statement, which included a preliminary proxy statement and a preliminary prospectus. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Broadscale’s stockholders and other interested persons are urged to carefully read the Registration Statement, including the preliminary proxy statement / preliminary prospectus, and any amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain, or will contain, important information about the proposed transaction and the parties to the proposed transaction.

Broadscale’s stockholders and other interested persons will be able to obtain free copies of the Registration Statement, the preliminary proxy statement / preliminary prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, without charge, when available, at the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.